Form 40-F
period 2003-12-31
PETROFUND ENERGY TRUST
filed 2004-03-16
CIK 1123324

U.S. Securities and Exchange Commission
                             Washington, D.C. 20549
                                    Form 40-F

(Check One)
     [ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

                                       or

     [X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended:      December 31, 2003
Commission File number:     00-115124


                             PETROFUND ENERGY TRUST
--------------------------------------------------------------------------------
             (Exact name of registrant as Specified in Its Charter)

                                 Ontario, Canada
--------------------------------------------------------------------------------
        (Province or Other Jurisdiction of Incorporation or Organization)
                                      1331
--------------------------------------------------------------------------------
     (Primary standard industrial classification code number, if Applicable)


                            600,444 - 7th Avenue S.W.
                         Calgary, Alberta Canada T2P 0X8
                                 (403) 218-8625
   (Address and Telephone Number of Registrant's Principal Executive Offices)


                              CT Corporation System
                          111 Eighth Avenue, 13th Floor
                            New York, New York 10011
                                     U.S.A.
                                 (212) 894-8700
 (Name, address (Including Zip Code) and Telephone Number (Including Area Code)
                   of Agent For Service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:                  Name of each exchange on which registered:
--------------------                  ------------------------------------------
Trust Units                                          The American Stock Exchange



Securities registered or to be registered pursuant to Section 12(g) of the Act:


                                      None
            --------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None
            --------------------------------------------------------
                                (Title of Class)

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form             [X] Audited Annual Financial Statements


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                             72,688,577 Trust Units
            --------------------------------------------------------

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

                    Yes   [ ]                   No  [X]


Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

                    Yes   [X]                   No  [ ]

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission (the "SEC"), and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

Consent to service of Process

     The Registrant has previously filed with the SEC a written irrevocable consent and power of attorney on Form F-X in connection with the Trust Units.

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                      PETROFUND ENERGY TRUST



Date: March 15, 2004                  By:   /s/  JEFFREY E. ERRICO
                                            -----------------------------------
                                            Name:   Jeffrey E. Errico
                                            Title:  President and Chief
                                                    Executive Officer

                                  EXHIBIT INDEX




Exhibit No.                        Description


1              Annual Information Form for the year ended December 31, 2003.

2              Management's Discussion and Analysis for the year ended December
               31, 2003.

3 Audited Consolidated Financial Statements, including the notes thereto, dated December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001, together with the auditor's report thereon.

4              Disclosures regarding the Registrant's Disclosure Controls and
               Procedures.

5              Disclosures regarding the Registrant's Audit Committee Financial
               Expert.

6              Disclosures regarding the Registrant's Code of Ethics.

7 Disclosures regarding the Registrant's Principal Accountant Fees and Services.

8              Tabular disclosure of the Registrant's Contractual Obligations.

9              Consent of Deloitte & Touche LLP.


10             Officers' Certifications pursuant to Rule 13a-15(f) or Rule
               15d-15(f).

11 Officers' Certifications pursuant to Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.