Form 40-F/A
period 2004-12-31
PETROFUND ENERGY TRUST
filed 2005-05-25
CIK 1123324

U.S. Securities and Exchange Commission

Washington, D.C. 20549
Form 40-F/A

Amendment No. 1

(Check One)

             Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

    X       Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

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

1 of 8

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

                Annual Information Form

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

No   x

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding  12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes    x

No

2 of 8

EXPLANATORY NOTE

There are typographical errors in the consent of Independent Registered Chartered Accountants included as Exhibit 9 to the Registrant’s initial Annual Report on Form 40-F filed on March 17, 2005. By this Amendment No. 1 on Form 40-F/A, the Registrant is amending its initial Annual Report on Form 40-F to file an amended consent of Independent Registered Chartered Accountants to correct those typographical errors.

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

3 of 8

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to its annual report to be signed on its behalf by the undersigned, thereto duly authorized.

PETROFUND ENERGY TRUST

Date: May 24, 2005

By:

                                                                             (signed) “Jeffery E. Errico”
                                                                                Jeffery E. Errico

                                                                                President     and Chief Executive Officer

4 of 8

EXHIBIT INDEX

Exhibit No.	Description
1*	Annual Information Form for the year ended December 31, 2004.
2*	Management’s Discussion and Analysis for the year ended December 31, 2004.
3*

Audited Consolidated Financial Statements, including the notes thereto, dated December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002, together with the reports of the Independent Registered Chartered Accountants thereon.

4*	Disclosures regarding the Registrant’s Disclosure Controls and Procedures.
5*	Disclosures regarding the Registrant’s Audit Committee Financial Expert.
6*	Disclosures regarding the Registrant’s Code of Ethics.
7*	Disclosures regarding the Registrant’s Audit Committee Pre-Approval Policies and Procedures and Principal Accountant Fees and Services.
8*	Consent of Gilbert Laustsen Jung Associates Ltd.
9	Consent of Independent Registered Chartered Accountants.
10*	Comments by Independent Registered Chartered Accountants on Canada – United States of America Reporting differences.
11	Officers’ Certifications pursuant to Rule 13a-15(f) or Rule 15d-15(f).
12*	Officers’ Certifications pursuant to Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.
* Previously filed

5 of 8

EXHIBIT 9

Consent of Deloitte & Touche LLP

Consent of Independent Registered Chartered Accountants

We consent to the use of our reports dated March 1, 2005, (which audit report expresses an unqualified opinion on the financial statements and includes Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences relating to changes in accounting principles that have a material effect on the comparability of the financial statements, changes in accounting principles that have been implemented in the financial statements and a restatement of the financial statements) appearing in the Annual Report on Form 40-F of Petrofund Energy Trust for the year ended December 31, 2004.

(signed) “Deloitte & Touche LLP”

Independent Registered Chartered Accountants

Calgary, Alberta, Canada

March 1, 2005

6 of 8

EXHIBIT 11

Certifications pursuant to

Exchange Act Rules

(13a-15(f) and 15d-15(f))

CERTIFICATION

I, Jeffery E. Errico, certify that:

1.

I have reviewed this Amendment No. 1 to the annual report on Form 40-F of Petrofund Energy Trust;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date:

May 24, 2005

(signed) “Jeffery E. Errico”

Name:

Jeffery E. Errico
Title:

President and Chief Executive Officer

7 of 8

CERTIFICATION

I, Edward J. Brown, certify that:

1.

I have reviewed this Amendment No. 1 to the annual report on Form 40-F of Petrofund Energy Trust;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date:

May 24, 2005

(signed) “Edward J. Brown”

Name:

Edward J. Brown

Title:

Vice-President Finance and Chief

Financial Officer

8 of 8